02038007

5/30/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated : May 24, 2002

By ____________________

Fiona Nott

Company Secretary

PCCW 電訊盈科

PCCW Announces Board Changes

Hong Kong May 23, 2002 – The Board of Directors of PCCW announced today the departure of Executive Director David Prince and the appointment of group Chief Operating Officer Michael J. Butcher as an executive director of PCCW.

The resignation of Mr. Prince, who was also PCCW group chief financial officer, is effective May 31, 2002. The appointment of Mr. Butcher as executive director will take effect from June 1, 2002. He will also join PCCW's Executive Committee.

PCCW previously announced Mr. Prince's departure as group CFO, and his replacement by PCCW Executive Committee member Fred Ma.

In April, Mr. Butcher replaced departing Chief Operating Officer William Cheung, whose resignation from the PCCW Board of Directors became effective May 22, 2002.

The Company also announced the resignation from the Board of Directors of Peter To effective June 30, 2002.

Joining PCCW as a director effective June 1, 2002 is Sir David Ford. Sir David served as Chief Secretary of the Hong Kong Government from 1986 to 1993, and was the Hong Kong Commissioner in London until Hong Kong's return to China in June 1997.

PCCW wishes to thank Mr. Prince, Mr. Cheung and Mr. To for the significant contributions they made during their years of dedicated service.

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About PCCW

Pacific Century CyberWorks Limited (SEHK: 0008, ADR-NYSE: PCW), the Hong Kong-listed flagship of the Pacific Century Group, is one of Asia's leading integrated communications companies. From its market-leading position in Hong Kong, PCCW is focused on building shareholder value by leveraging synergies between its core businesses and partners, and by delivering customer-led total solutions throughout Asia. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; mobility and connectivity;

narrowband and interactive broadband (Internet Services); business e-solutions; data centers and related infrastructure.

To learn more about PCCW, go to www.pccw.com

For media inquiries, please call:

Joan Wagner
Vice President, Corporate Communications (International)
Tel: (852) 2514-8883
Email: Joan Wagner [joan.wagner@pccw.com]